September 14, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Allegiant Travel Company
Request for Withdrawal of Registration Statement on Form S-3ASR
File No. 333-213619

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allegiant Travel Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3ASR (File No. 333-213619) filed with the Commission on September 14, 2016, together with all exhibits thereto (the “Filing”).

The Company intended to amend its currently effective registration statement (File No. 333-196738) on Form S-3/A, but mistakenly filed the Filing on Form S-3ASR. The Filing was therefore assigned a new File No. 333-213619. Immediately upon submission of this withdrawal request, the Company will file the contents of the Filing as an amendment to its currently effective registration statement (File No. 333-196738) on Form S-3/A in order to correct the error.

The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have previously been sold in connection with the Registration Statement.

If you are in need of additional information, please feel free to contact the undersigned at 702-851-7300 or Robert B. Goldberg of Ellis Funk, P.C. at 404-233-2800.

Very truly yours,

/s/ Scott Sheldon
Scott Sheldon, Chief Financial Officer